Exhibit 99.1

THIS SUPPLEMENTAL CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this supplemental circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUPER HI INTERNATIONAL HOLDING LTD., you should at once hand this supplemental circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this supplemental circular.

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

SUPPLEMENTAL CIRCULAR

RE-ELECTION OF RETIRING DIRECTORS AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

This supplemental circular should be read together with the circular of the Company (the “Circular”) and the Original AGM Notice both dated April 27, 2026 convening the annual general meeting of SUPER HI INTERNATIONAL HOLDING LTD. to be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time). A supplemental notice of the Annual General Meeting is set out on pages 12 to 13 of this supplemental circular.

The Second Proxy Form for use at the Annual General Meeting which contains, among others, the additional resolution to be proposed at Annual General Meeting, is enclosed with this Supplemental Circular and shall supersede the First Proxy Form enclosed with the Circular. Such Second Proxy Form is also published on the websites of The Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). Whether or not you are intending to attend and vote at the Annual General Meeting via online platform, you are requested to complete the Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, to ensure your representation at the AGM, or to delivery your voting instructions in your ADS voting instruction card to Citibank, N.A. by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary Shares represented by your ADSs to be cast at the Annual General Meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the Annual General Meeting or any adjournment thereof if they so wish and in such event, the proxy form shall be deemed to be revoked. For the avoidance of doubt, holders of treasury Shares (if any) shall abstain from voting at the Company’s general meetings.

May 22, 2026

CONTENTS

Page

DEFINITIONS			1

LETTER FROM THE BOARD			4

APPENDIX I	–	DETAILS OF RETIRING DIRECTOR PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING	10

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING			12

– i –

DEFINITIONS

In this supplemental circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary share(s), each of which represents 10 ordinary Shares

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time) or any adjournment thereof

“Board”	the board of Directors

“Circular”	the circular of the Company dated April 27, 2026

“Company”	SUPER HI INTERNATIONAL HOLDING LTD. (特海國 際控股有限公司), a company incorporated under the laws of the Cayman Islands with limited liability on May 6, 2022

“Controlling Shareholders”	has the meaning ascribed thereto in the Hong Kong Listing Rules and unless the context requires otherwise, refers to Mr. ZHANG Yong, Ms. SHU Ping, together with ZY NP LTD and SP NP LTD

“Director(s)”	director(s) of the Company

“First Proxy Form”	the form of proxy sent together with the Circular

“Group”	the Company and its subsidiaries

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Latest Practicable Date”	May 21, 2026, being the latest practicable date prior to the printing of this supplemental circular for the purpose of ascertaining certain information contained in this supplemental circular

“Nasdaq”	Nasdaq Global Market

“Nomination Committee”	the nomination committee of the Board

“Original AGM Notice”	the notice of Annual General Meeting of the Company dated April 27, 2026

“PRC” or “Mainland China” or “China”	People’s Republic of China, but for the purpose of this supplemental circular and for geographical reference only and except where the context requires otherwise, references in this supplemental circular to “China” and the “PRC” do not apply to Hong Kong, Macau and Taiwan

“Remuneration Committee”	the remuneration committee of the Board

“Retiring Directors”	Mr. YOON Daejin, Ms. JIANG Bingyu, Mr. TAN Kang Uei, Anthony and Mr. LIEN Jown Jing Vincent

“RMB”	Renminbi, the lawful currency of the PRC

“SEC”	U.S. Securities and Exchange Commission

“Second Proxy Form”	the second form of proxy sent together with this supplemental circular

“SFO” or “Securities and Futures Ordinance”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time

“Share(s)”	ordinary share(s) of nominal value of US$0.000005 each in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary(ies)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

DEFINITIONS

“substantial shareholder(s)”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“treasury Shares”	has the same meaning ascribed to it under the Hong Kong Listing Rules

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent.

LETTER FROM THE BOARD

SUPER HI INTERNATIONAL HOLDING LTD.

特 海 國 際 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

Non-executive Director:	Registered office:
Ms. SHU Ping (Chairperson)	Cricket Square, Hutchins Drive
PO Box 2681
Executive Directors:	Grand Cayman KY1-1111
Mr. LI Yu	Cayman Islands
Mr. YOON Daejin
Ms. JIANG Bingyu	Corporate Headquarters in Singapore:
1 Paya Lebar Link
Independent Non-executive Directors:	#09-04
Mr. TAN Kang Uei, Anthony	PLQ 1 Paya Lebar Quarter
Mr. TEO Ser Luck	Singapore 408533
Mr. LIEN Jown Jing Vincent

Principal place of business in Hong Kong:
40th Floor, Dah Sing Financial Centre No. 248 Queen’s Road East
Wanchai
Hong Kong

May 22, 2026

LETTER FROM THE BOARD

To the Shareholders

Dear Sir or Madam,

SUPPLEMENTAL CIRCULAR

RE-ELECTION OF RETIRING DIRECTORS

AND

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

This supplemental circular should be read together with the Circular and the Original AGM notice both dated April 27, 2026.

The purpose of this supplemental circular is to provide Shareholders with further information regarding the proposals to be put forward at the Annual General Meeting for the re-election of an additional Retiring Director.

RE-ELECTION OF RETIRING DIRECTOR

Subsequent to the dispatch of the Circular and the Original AGM Notice and as disclosed in the announcement of the Company dated May 20, 2026, Ms. LIU Li (“Ms. LIU”) resigned as an executive Director and Ms. JIANG Bingyu (“Ms. JIANG”) was appointed as an executive Director on May 20, 2026.

In accordance with Article 83(3) of the Articles of Association, the Directors shall have the power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election.

Accordingly, Ms. JIANG, who was appointed as a Director by the Board with effect from May 20, 2026, shall retire at the Annual General Meeting and, being eligible, has offered herself for re-election as a Director. Therefore, the original resolution numbered 2(a)(ii) in the Circular relating to the re-election of Ms. LIU as an executive Director will be replaced with a new resolution numbered 2(a)(ii) relating to the re-election of Ms. JIANG as an executive Director, and the new resolution numbered 2(a)(ii) will be proposed to the Shareholders for approval at the Annual General Meeting.

The Nomination Committee has also reviewed and considered Ms. JIANG’s experience, skills and knowledge, and recommended to the Board that her re-election be proposed for Shareholders’ approval at the Annual General Meeting.

Biographical details of Ms. JIANG are set out in Appendix I to this supplemental circular in accordance with the relevant requirements of the Hong Kong Listing Rules.

In view of the above, the Board recommends Ms. JIANG to be re-elected as an executive Director at the Annual General Meeting.

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING AND SECOND PROXY FORM

Since the Original AGM Notice and the First Proxy Form sent together with the Circular do not contain the proposed resolution numbered 2(a)(ii) for the re-election of Ms. JIANG as an executive Director as set out in this supplemental circular, a supplemental notice of Annual General Meeting has been set out on pages 12 to 13 of this supplemental circular and the Second Proxy Form is enclosed with this supplemental circular to include such changes to the proposed resolution numbered 2(a)(ii).

LETTER FROM THE BOARD

VOTING

Voting and Solicitation

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules and Article 66(1) of the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll except where the chairman of the general meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, the resolution set out in the supplemental notice of Annual General Meeting will be taken by way of poll.

On a poll, every Shareholder present in person or by proxy or in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote needs not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. Separately, treasury Shares, if any, and registered under the name of the Company shall have no voting rights on matters that require Shareholders’ approval at the Company’s general meetings. For the avoidance of doubt, for the purpose of the Hong Kong Listing Rules, treasury Shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

Voting by Holders of Shares

The Second Proxy Form for use at the Annual General Meeting is enclosed. The Second Proxy Form is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the SEC (www.sec.gov) and the Company (www.superhiinternational.com). Holders of the Shares are requested to complete the Second Proxy Form in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but in any event not less than 48 hours before the time fixed for the holding of the Annual General Meeting (i.e. by 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time) (the “Closing Time”) or any adjournment thereof, whether or not they intend to attend the Annual General Meeting.

When proxy forms are properly dated, executed and returned by holders of ordinary Shares to the mailing address as set out in the Second Proxy Form by no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the ordinary Shares in his/her/its discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Second Proxy Form. Where the chairman of the AGM acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares for the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of ordinary Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

LETTER FROM THE BOARD

Completion and return of the Second Proxy Form will not preclude holders of the Shares from attending and voting at the Annual General Meeting or any adjournment thereof should they so wish and in such event, the proxy shall be deemed to be revoked.

Any Shareholder who has not yet lodged the First Proxy Form with the Company’s branch share registrar in Hong Kong is requested to lodge the Second Proxy Form if he/she wishes to appoint proxy(ies) to attend and vote at the Annual General Meeting on his/her behalf. In this case, the First Proxy Form should not be lodged with the Company’s branch share registrar in Hong Kong.

Any Shareholder who has already lodged the First Proxy Form with the Company’s branch share registrar in Hong Kong should take note of the following:

(i)	subject to (iii) below, if no Second Proxy Form is lodged with the Company’s branch share registrar in Hong Kong, the First Proxy Form will be treated as a valid form of proxy lodged by him/her if correctly completed and signed. The proxy so appointed by the Shareholder shall be required to vote in such manner as he/she may be directed under the First Proxy Form and, in respect of the resolution for the re-election of Ms. JIANG as an executive Director as set out in the supplemental notice of Annual General Meeting and the Second Proxy Form, the proxy will be entitled to vote at his/her discretion or to abstain from voting on such resolution;

(ii)	if the Second Proxy Form is lodged with the Company’s branch share registrar in Hong Kong before the Closing Time, the Second Proxy Form, if correctly completed and signed, shall revoke and supersede the First Proxy Form previously lodged by him/her. The Second Proxy Form will be treated as a valid form of proxy lodged by the Shareholder;

(iii)	if the Second Proxy Form is lodged with the Company’s branch share registrar in Hong Kong after the Closing Time, or if lodged before the Closing Time but is incorrectly completed, the proxy appointment under the Second Proxy Form will be invalid. The proxy so appointed by the Shareholder under the First Proxy Form, if correctly completed, will be entitled to vote in the manner as mentioned in (i) above as if no Second Proxy Form was lodged with the Company’s branch share registrar in Hong Kong.

LETTER FROM THE BOARD

Accordingly, Shareholders are advised to complete the Second Proxy Form carefully and lodge the Second Proxy Form with the Company’s branch share registrar in Hong Kong before the Closing Time.

Voting by Holders of ADSs

As the holder of record for all the ordinary Shares represented by the ADSs, only Citibank, N.A. (or its custodian), in its capacity as depositary of the ADSs, may attend and vote (or cause its custodian to attend and vote) those ordinary Shares at the AGM.

The Company has requested Citibank, N.A., as depositary of the ADSs, to distribute to ADS holders of record as of the ADS Record Date, the supplemental notice of Annual General Meeting, the proxy statement and an ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank, N.A.

Upon timely receiving a duly completed ADS voting instruction card from an ADS holder in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the amount of ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card as follows: given that voting takes place at the AGM by poll, Citibank, N.A. will vote the ordinary Shares in accordance with the voting instructions received from ADS holders of record. If Citibank, N.A. does not receive the ADS voting instruction card from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 21, 2024, as amended, by and among the Company, Citibank, N.A., as the depositary, and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (a) it does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of the holders of ordinary Shares represented by ADSs may be materially adversely affected. Citibank, N.A. shall not under any circumstances exercise any discretion as to voting or vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the ordinary Shares represented by ADSs except pursuant to and in accordance with the voting instructions timely received from ADS holders or as specifically contemplated in the deposit agreement for the ADSs.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return the ADS voting instruction card to Citibank, N.A. in a timely manner, in which case the ordinary Shares underlying your ADSs may not be voted in accordance with your wishes.

Citibank, N.A. must receive your voting instructions in your ADS voting instruction card by no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Revocability of Proxies and ADS Voting Instruction Card

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS voting instruction card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh ADS voting instruction card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS voting instruction card, as the case may be, set forth above, or (b) for holders of Shares only, by attending the AGM and voting in person at the AGM. In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the AGM shall be taken by poll and an announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Hong Kong Listing Rules.

RESPONSIBILITY STATEMENT

This supplemental circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplemental circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the proposed resolution for the re-election of Ms. JIANG Bingyu is in the interests of the Company and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of the relevant resolution to be proposed at the Annual General Meeting.

Shareholders are advised to read this supplemental circular together with the Circular for information relating to the voting arrangement.

GENERAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this supplemental circular.

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairperson

APPENDIX I	DETAILS OF RETIRING DIRECTOR PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

The following are the particulars of the additional Retiring Director (as required by the Hong Kong Listing Rules) proposed to be re-elected at the Annual General Meeting.

As of the Latest Practicable Date, the following Director, save as disclosed herein, did not have any interest in Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, the following Director did not hold any position with the Company or any other member of the Group, nor have any directorships in other listed public companies in the last three years. In addition, save as disclosed herein, the following Director did not have any relationship with any other directors, senior management, substantial shareholders or Controlling Shareholders of the Company.

Save as disclosed herein, there is no other matter in relation to the following Director that needs to be brought to the attention of the Shareholders and there is no other information relating to the following Director which is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Hong Kong Listing Rules.

Director candidate

Ms. JIANG Bingyu (蔣冰遇), aged 39, has over 15 years of experience in restaurant operations and international market management and has been serving as the Canadian regional manager of the Company since March 2023. She is mainly responsible for store operations management, market development and incubation of new brands in Canada. Ms. JIANG was with Haidilao International Holding Ltd. (“Haidilao International”) from 2010 to 2022, and joined the Company upon its spin-off from Haidilao International and separate listing in 2022. Ms. JIANG holds directorship at 22 subsidiaries of the Group.

Ms. JIANG has served as the store manager of the second Haidilao store in Nantong City since May 2016 and is responsible for the daily operations and management of the store. Leveraging the operational foundation of this store, Ms. JIANG successfully expanded into multiple stores within Nantong, accumulating extensive experience in store operations management and regional expansion.

In May 2018, Ms. JIANG was appointed as a director of Haidilao’s Canadian subsidiary and lead local market development in Canada. Since December 2018, Ms. JIANG has served as the store manager of the first Haidilao store in Canada, and has been responsible for store operations and team building. Ms. JIANG has successfully led and driven the establishment of eight Haidilao hotpot restaurants in Canada for the Group. Ms. JIANG possesses rich experience in introducing overseas brands into local markets, building localized teams and expanding market presence.

APPENDIX I	DETAILS OF RETIRING DIRECTOR PROPOSED FOR RE-ELECTION AT THE ANNUAL GENERAL MEETING

In the area of new brand incubation, Ms. JIANG possesses extensive experience in localization. In 2025, she spearheaded the establishment of the Group’s new brand “Hi Bowl Malatang (Hi Bowl 麻辣燙)” and opened its first store in July 2025.

Ms. JIANG obtained a bachelor’s degree in economics from Southwest Jiaotong University (西南交通大學) in July 2007.

Ms. JIANG has entered into a service contract with the Company for a term of three years, commencing from the date of the appointment, and is subject to retirement by rotation and re-election in accordance with the Articles of Association of the Company. Ms. JIANG shall hold office until the forthcoming annual general meeting of the Company and will be eligible for and subject to re-election at such meeting in accordance with the Articles of Association. According to the terms of Ms. JIANG’s appointment, she is entitled to an annual Director’s fee of RMB500,000, as well as discretionary performance bonus and other benefits. The remuneration of Ms. JIANG is recommended by the Remuneration Committee and determined by the Board, and will be subject to annual review by the Remuneration Committee and the Board from time to time, with reference to the prevailing market level and her responsibilities and performance.

As at the Latest Practicable Date, Ms. JIANG is deemed to be interested in 3,096,650 shares of the Company (being the unvested award shares which are granted under the share award scheme of the Company) within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the original notice of annual general meeting (the “Original AGM Notice”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”, together with its subsidiaries, the “Group”) dated April 27, 2026 by which the Company convenes an annual general meeting (the “AGM”) to be held by way of virtual meeting via online platform at 11:00 a.m., on Friday, June 12, 2026, Hong Kong Time (or at 11:00 p.m., on Thursday, June 11, 2026, U.S. Eastern Time), and this supplemental notice shall be read together with the Original AGM Notice.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT the AGM of the Company will be held as originally scheduled. Due to the matters set out in the supplemental circular of the Company dated May 22, 2026 (the “Supplemental Circular”), the following ordinary resolution numbered 2(a)(ii) shall replace the ordinary resolution numbered 2(a)(ii) set out in the Original AGM Notice and shall be considered:

ORDINARY RESOLUTIONS

2.     (a)   To re-elect the following retiring directors of the Company:

(ii)       Ms. JIANG Bingyu as an executive Director;

Yours faithfully
By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. Shu Ping
Chairperson

May 22, 2026

Registered office:	Principal place of business in Hong Kong:
Cricket Square, Hutchins Drive	40th Floor, Dah Sing Financial Centre
PO Box 2681	No. 248 Queen’s Road East
Grand Cayman	Wanchai
KY1-1111	Hong Kong
Cayman Islands

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Notes:

(i)	Details of the resolution stated above are set out in the Supplemental Circular. A revised form of proxy (the “Second Proxy Form”) containing, among others, the above resolution is enclosed with the Supplemental Circular. Please refer to the section headed “Voting by Holders of Shares” on pages 6 to 8 of the Supplemental Circular for arrangements on the completion and submission of the Second Proxy Form.

(ii)	Apart from the above change in the ordinary resolution numbered 2(a)(ii) and other information as set out in the Supplemental Circular, all other matters to be dealt with at the AGM remain unchanged. For details of the other resolutions to be considered and approved at the AGM, eligibility for attending/voting at the AGM, the record date of the ordinary Shares of the Company and other relevant matters, please refer to the circular of the Company dated April 27, 2026.

As of the date of this notice, the Board comprises Ms. SHU Ping as chairperson and non-executive Director, Mr. LI Yu, Mr. YOON Daejin and Ms. JIANG Bingyu as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.

SUPER HI INTERNATIONAL HOLDING LTD.

特海國際控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 9658; NASDAQ Symbol: HDL)

SECOND FORM OF PROXY FOR USE AT ANNUAL GENERAL MEETING

I/We (Name)                                                                                                                                                                                                                      (Block capitals, please) of (Address)                                                                                                                                                                                                                                being the holder(s)  of                                                                                                                                                                                                                                     (see Note 1) shares of US$0.000005 each in the capital of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby appoint (Name)                                                                                                                                                                                                                                                                              of (Address)                                                                                                                                                                                                                                                            with (Email address)                                                                                                                                                                                                                                                         or failing him/her, the chairman of the meeting(see Note 2) as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held by way of virtual meeting via online platform at 11:00 a.m. on Friday, June 12, 2026, Hong Kong Time (at 11:00 p.m. on Thursday, June 11, 2026, U.S. Eastern Time), and at any adjournment thereof or on any resolutions or motion which is proposed thereat. My/our proxy is authorized and instructed to vote as indicated(see Note 3) in respect of the undermentioned resolutions:

Ordinary Resolutions(see Note 3)		For	Against
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors of the Company (the “Directors”) and auditor of the Company for the year ended December 31, 2025.
2.(a)	(i) To re-elect Mr. YOON Daejin as an executive Director.
(ii) To re-elect Ms. JIANG Bingyu as an executive Director.
(iii) To re-elect Mr. TAN Kang Uei, Anthony as an independent non-executive Director.
(iv) To re-elect Mr. LIEN Jown Jing Vincent as an independent non-executive Director.
2.(b)	To authorise the board of Directors (the “Board”) to fix remuneration of the Directors.
3.	To re-appoint Deloitte & Touche LLP as the auditor of the Company and authorise the Board to fix remuneration of auditor.
4.	(A) To give a general and unconditional mandate to the Directors to allot, issue and deal with shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or American depositary shares (the “ADSs”) not exceeding 20% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).
(B) To give a general and unconditional mandate to the Directors to repurchase shares and/or ADSs not exceeding 10% of the number of issued shares of the Company (excluding any shares that are held as treasury shares).
(C) To extend the authority given to the Directors pursuant to the ordinary resolution No. 4(A) to issue shares (including any sale and transfer of shares out of treasury that are held as treasury shares) and/or ADSs by adding to the number of issued shares of the Company the number of shares and/or ADSs repurchased under the ordinary resolution No. 4(B).
Special Resolution(see Note 3)		For	Against
5.	To consider and approve the proposed amendments of the existing articles of association of the Company by way of adopting the new articles of association of the Company.

Dated this day of , 2026	Signature(s) (see Note 5)

Notes:

1.	Please insert the number of shares registered in your name(s); if no number is inserted, this second form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	A member may appoint more than one proxy of his/her own choice. If such an appointment is made, please strike out the words “or failing him/her, the chairman of the meeting”, and insert the name(s) of the person(s) appointed as proxy in space provided. Any alteration made to this second form of proxy must be initialled by the person who signs it.

3.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED “For”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED “Against”. Failure to tick a box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

4.	If the appointor is a corporation, this form must be under common seal or under the hand of an officer, attorney, or other person duly authorized on that behalf.

5.	In the case of joint holders, all joint holders should sign on the proxy form and the names of all the joint holders should be stated.Where there are joint holders of any share of the Company, any one of such joint holders may vote at the meeting, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the meeting, whether in person or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

6.	In order to be valid, this second form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney authority, must be deposited at the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 11:00 a.m. on Wednesday, June 10, 2026, Hong Kong time, to ensure your representation at the above meeting, or your voting instructions in the ADS voting instruction card must be received by the depositary of the ADSs, Citibank, N.A., no later than 10:00 a.m. on Thursday, June 4, 2026, U.S. Eastern Time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the above meeting. The completion and return of the second form of proxy shall not preclude shareholders of the Company from attending and voting in person at the above meeting (or any adjourned meeting thereof) if they so wish.

7.	A proxy needs not be a shareholder of the Company.

8.	The description of the resolutions is by way of summary only. The full texts of the resolutions to be proposed at the Annual General Meeting are set out in the notice convening the Annual General Meeting dated April 27, 2026 and the supplemental notice of the Annual General Meeting dated May 22, 2026.

9.	IMPORTANT: PLEASE REFER TO PAGES 6 TO 8 OF THE SUPPLEMENTAL CIRCULAR OF THE COMPANY DATED MAY 22, 2026 FOR ARRANGEMENTS ABOUT COMPLETION AND SUBMISSION OF THIS SECOND FORM OF PROXY.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

(ii)	Your and your proxy’s Personal Data provided in this form will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the Annual General Meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.

(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.

(iv)	By providing your proxy’s Personal Data in this form, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.

(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.